Via Facsimile and U.S. Mail
Mail Stop 6010

September 17, 2009

Frederick J. Crawford
Executive Vice President and CFO
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, PA 19087

Re: Lincoln National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 1-06028

Dear Mr. Crawford:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief